

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 23, 2009

Robert N. Fisch
Chief Executive Officer
rue21, inc.
800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086

> **Re:** **rue21, inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-161850**

Dear Mr. Fisch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please have a NASDAQ Global Select Market representative call the staff to confirm that your securities have been approved for listing.

Recent Developments, page 3

2.   It appears that you have provided incomplete disclosure surrounding your expected increase in net sales and comparable store sales for the thirteen weeks ended October 31, 2009. Considering the fact that this thirteen week period ended October 31, 2009 has not occurred to date, please provide a detailed discussion of the basis for including such information, whether you expect to complete this disclosure with estimated or final amounts and whether you expect to provide financial statements within the registration statement for this applicable period. We may have further comments based upon review of your response.

Risk Factors, page 8

3.   We note the disclosure in the last risk factor on page 23 that you do not intend to elect to be treated as a controlled company. Please revise to indicate whether you will or will not make such election.

Management's Discussion and Analysis
Liquidity and Capital Resources
Operating Activities, page 45

4.   We note your response to our prior comment 14 and the related revisions to your filing. However, it does not appear that you have provided disclosure explaining management's process for estimating appropriate inventory levels in the context of managing your capital position or plans to sell the inventory currently on hand considering the current and expected economic environment. Please clarify or revise.

Critical Accounting Policies
Inventory Valuation, page 49

5.   We note your response to our prior comment 45. Our prior comment will be partially re-issued as your revised disclosure does not fully address our comment. Please revise your critical accounting policies to describe the factors that affect management's determination of merchandise inventory levels. Your revised disclosure should include a discussion of how inventory in the distribution channel and the introduction of new products affect the process for determining appropriate inventory levels.

Share-Based Compensation, page 50

6.   We noted that the options granted from August 2006 through August 2007 and July 2009 through August 2009 have an exercise price equal to the fair value of

the common stock on the date of grant. We also note that the options issued from January 2008 through March of 2009 have an exercise price of $8.00 which is significantly in excess of the fair value of the common stock at the date of grant. Please provide a detailed discussion of the factors that were considered in determining this exercise price considering that the fair value of your common stock was $1.79 – $2.80 per share during this period. Your analysis should include discussion of how the annual valuation study of your common stock and the discussions with the underwriters regarding an initial public offering were taken into account in determining the exercise price of these stock options.

7.   We reviewed your response to our prior comment 19 noting your analysis pertains to only those stock options issued in July and August of 2009. Considering the fact that discussions about an initial public offering were initiated with the underwriters in the spring of 2008, please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values for this entire period. Your response should identify all material positive and negative events occurring during these periods which could reasonably contribute to variances in fair value or your basis for not considering the issuances during this period. In addition, please provide management's assessment of these events in the context of the overall trend in the fair value of your common stock.

Business, page 54

8.   Please discuss in greater detail the reasons why you sought bankruptcy protection.

9.   We note your response to comment 27 of our letter dated October 8, 2009. Please disclose your competitive position relative to large value retailers. Also discuss the competition you face from department stores and other retail stores, competitive position, principal methods of competition and positive and negative factors pertaining to your competitive position. We note that 49% of your stores are located either in regional malls or outlet centers. Discuss competition in the context of both "small markets" and "middle markets." Additionally, revise the "Flexible Real Estate" discussion on page 55 to disclose the competition you face from department stores. Lastly, given your growth plans, it appears you may face additional competitive pressures as you open additional stores. Please discuss.

10.   You state on page 64 that you experience higher revenues in the third and fourth quarters. However, the table on page 44 indicates that your revenues and net income are highest in the second and fourth quarters. Please reconcile.

Corporate Governance, page 65

11.   We note your response to comment 28 of our letter dated October 8, 2009 and that you do not currently intend to rely on the controlled company exemptions.

Please disclose the definition of independence that you use for determining if a
majority of the board of directors is independent, and the definition of
independence that you use for determining if members of a specific committee of
the board of directors are independent. Additionally, please identify each director
that is independent in accordance with the introductory paragraph to Item 407(a)
of Regulation S-K.

Executive Compensation, page 69

12.   We note your response to comment 29 of our letter dated October 8, 2009 and
        your disclosure regarding the fixed and variable components of compensation,
        and we reissue in part. Please discuss the policies for allocating between long-
        term and currently paid out compensation and the policies for allocating between
        cash and non-cash compensation.

13.   We reissue comment 32 of our letter dated October 8, 2009. In the first paragraph
        under the "Bonus" section you state that cash bonuses reward achievement of
        both corporate and individual performance objectives. You discuss Adjusted
        EBITDA performance objectives. Please also discuss the individual performance
        objectives to which you refer.

14.   We reissue comment 33 of our letter dated October 8, 2009. You state at the top
        of page 73 that "[t]he corporate performance during each of the three performance
        periods is compared separately to the different target amounts." The table on
        page 74 appears to be limited to the Fiscal Year target based on your statement
        that "[t]he following table shows the target bonus pool amounts for each of our
        named executive officers for different levels of achievement of the Adjusted
        EBITDA target of $31.1 million." Please provide similar tables for the Spring
        and Fall Season EBITDA Targets, or advise.

15.   We reissue comment 35 of our letter dated October 8, 2009. In light of your
        response to comment 33 of our letter dated October 8, 2009, please disclose the
        actual Adjusted EBITDA performance the Spring Season and Fall Season of
        fiscal 2008.

Back Cover Page of Prospectus

16.   We note your graphic in the outside back cover page of the prospectus, stating
        that "rue21 is one of the fastest growing specialty retailers in the industry…."
        Please provide a basis for this statement or remove.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3557 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joshua N. Korff, Esq.
        Fax (212) 446-4900